United States securities and exchange commission logo





                               August 19, 2020

       Peter Scalise
       Principal Executive Officer
       The3rdBevco Inc.
       606 Johnson Avenue
       Suite 1
       Bohemia, New York 11716

                                                        Re: The3rdBevco Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed July 24, 2020
                                                            File No. 024-11278

       Dear Mr. Scalise:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed on July 24, 2020

       General

   1. It appears that the offering by the selling shareholders is an indirect primary offering by the company in light of
the percentage of non-affiliate shares being offered, the short time the shares have been
held and that no or nominal consideration was paid for the shares.
                                                        Please revise to
identify the selling shareholders as underwriters and fix the price of their shares for the duration
of the offering .
       Cover Page

   2. Please revise the cover page to include the table required by Item 1 of Form 1-A. In addition, revise the
cover page to clarify, if true, that you are seeking to qualify the common shares and
warrants underlying your units, by adding them to the table on your
 Peter Scalise
FirstName  LastNamePeter Scalise
The3rdBevco   Inc.
Comapany
August  19, NameThe3rdBevco
            2020             Inc.
August
Page  2 19, 2020 Page 2
FirstName LastName
         cover page. Also, tell us how you have determined that the sum of the aggregate offering price and aggregate sales falls within the $50 million maximum offering amount for Tier
         2 offerings.
3. Please reconcile the disclosure on the cover page about a maximum offering of 2.6 million shares of common stock by the company with the disclosure throughout your document that the offering statement includes up to 2.6 million shares of common stock being sold by selling shareholders. Also, reconcile your disclosure on page 3 that the offering includes a maximum of 5 million warrants and that the total number of shares of common stock issued would be 35 million with the number of shares and warrants mentioned on the cover page and with the disclosure on page 27 that you will have 31,199,999 outstanding shares of common stock upon successful completion of this offering.
4. Please revise the disclosure on the cover page to clarify what you mean by the phrase "pro rata basis." In this regard, we note your disclosure on page 17 about how sales of shares under this offering statement must be made. If the selling shareholders entered into an agreement with you regarding the timing of sales of their shares, please file the agreement as an exhibit.
Business Overview, page 2

5. It is unclear whether the products mentioned on page 2 require clearance from the FDA given the statements about the products in the last sentence of the first two bullet points on page 2. In this regard, we note the disclosure in the first paragraph on page 3, such as the statements were not evaluated by the Food and Drug Administration. If there is a material risk that your products may be regulated by the FDA, please revise the Risk
         Factors section accordingly.

The Offering, page 3

6. We note the disclosure on the cover page and on page 4 that you reserve the right to retain a placement agent and the provision in Item 2.e of the subscription agreement filed as exhibit 4.1 that the undersigned understands that the units are being offered pursuant to a broker/dealer registration. The disclosure in the offering statement and the provision in the exhibit appear to include both current and possible future distribution plans. Please revise so that your offering statement addresses the method of distribution you currently contemplate using. If you seek later to include material information with respect to your plan of distribution not previously disclosed in the offering statement or any material change to such information in the offering statement, you should file an amendment to your offering statement as appropriate.
Risk Factors, page 5

7. We note that section 9 of the subscription agreement identifies the federal district courts of the United States of America in the state of New York as the exclusive forum for the
 Peter Scalise
The3rdBevco Inc.
August 19, 2020
Page 3
         resolution of any complaint asserting a cause of action arising from the Subscription
         Agreement, the Securities Act or the Securities Exchange Act. Revise your offering statement to add a new risk factor to describe this provision and to state that there is uncertainty as to whether a court would enforce such provision. Also disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
8. Please add risk factors for each of the following issues: the risk related to a lack of a minimum offering amount, that no minimum amount of funds are assured and no liquidity may result from this offering. Also, please remove references to lines of business that do not pertain to your business, such as references on page 6 to deposits of minerals and mining targets.
If we make any acquisition or enter into a merger or similar transaction, our business may be negatively impacted, page 10

9. You have checked the box indicating you meet the criteria for eligibility for the use of
         Form 1-A and have disclosed here that you have no present plans for any specific acquisition. Securities Act Rule 251(b)(3) provides that Form 1-A is not available for issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. Please revise the offering circular to clearly disclose that you do not have any current plans to make acquisitions or withdraw your Form 1-A.
Dilution, page 16

10.    Please revise your dilution to provide the following:
           You indicate that the dilution to new shareholders is not meaningful as the net book value before the offering was zero. Please note that dilution to new shareholders is the difference between the offering price of $3.00 per share and the net tangible book value immediately after the offering. Please revise your disclosure to calculate the dilution to new shareholders and percentage dilution for all scenarios presented in your dilution tables; and
           Given that the Company would not receive proceeds from the sale of founder shares
            (selling shareholders), please tell us how you determined that there would be an impact to the net tangible book value in dilution table 2 and 3. We note that there
FirstName LastNamePeter Scalise
            was no impact to the # Total Shares as a result of the sale of founder shares. Please
Comapany revise
            NameThe3rdBevco
                   dilution tablesInc.
                                   2 and 3 accordingly.
AugustOtherwise,    please
        19, 2020 Page   3 provide disclosures that meet the requirements of
Item 4 of Form 1-A.
FirstName LastName
 Peter Scalise
FirstName  LastNamePeter Scalise
The3rdBevco   Inc.
Comapany
August  19, NameThe3rdBevco
            2020             Inc.
August
Page  4 19, 2020 Page 4
FirstName LastName
Plan of Distribution, page 16

11. Please disclose the material terms of the agreement with Issuance, Inc. For example, it appears from page 12 of the agreement filed as exhibit 3.2 that the company has agreed to pay Issuance a fee of $15,000 each month after the offering circular has been qualified.
         Also, reconcile the disclosure on page 16 of the offering statement that Issuance will be entitled to a payment of up to $65 per investor subscription with the reference on page 12 of exhibit 3.2 to a processing fee of $65 for each subscription processed through the portal.
12. You disclose that your third-party digital securities financial marketing firm specializes in digital securities offerings. Please tell us whether your third party digital securities financial marketing firm specializes in a cryptocurrency platform and whether your securities will be offered on a cryptocurrency or digital securities platform.
Use of Proceeds to Issuer, page 17

13. Please tell us how you determined $3 million as the costs of the offering mentioned in the table on page 18. In this regard, we note the reference to anticipated promoter fees of $3 million for Issuance, Inc. in Item 4 of Part I of the offering statement. Also, revise the disclosure on page 18 to disclose, if applicable, the amount of proceeds that will be used to repay Peter Scalise. In this regard, we note the disclosure on page 20 that your chief executive officer is your only employee, the disclosure on page 24 that you had accrued and unpaid accrued salary, payroll taxes and fixed monthly allowance as of December 31,
         2019 and the disclosure on page 24 that your chief executive officer is entitled to a "brand development fee" of $500,000. Also, revise the disclosure on page 24 to clarify the reference to the "brand development fee."
Unregistered Sales of Equity Securities and Use of Proceeds, page 20

14. Please expand the disclosure in this section to disclose the number of shares issued to the founders and officers and identify the officers and founders. Also, disclose the exemption relied upon for the issuance of the shares.
12-Month Plan of Operation, page 22

15. We note the disclosure that "[y]our business plan includes forecast revenues of up to $19 million." Given the stage of development of your products and business, tell us how you were able to determine revenues of up to $19 million. For guidance, see Item 10(b)(2) of
         Regulation S-K regarding disclosures accompanying projections and the basis for projections.
Compensation of Directors and Executive Officers, page 24

16. Please provide the compensation disclosure for the most recent completed fiscal year in the manner prescribed in Form 1-A. In this regard, we note the disclosure on page 20 that
 Peter Scalise
FirstName  LastNamePeter Scalise
The3rdBevco   Inc.
Comapany
August  19, NameThe3rdBevco
            2020             Inc.
August
Page  5 19, 2020 Page 5
FirstName LastName
         your chief executive officer is your only employee, the disclosure on page 24 that you had accrued and unpaid accrued salary, payroll taxes and fixed monthly allowance as of
         December 31, 2019 and the disclosure on page 24 that your chief executive officer is entitled to a "brand development fee" of $500,000.
Security Ownership of Management and Certain Securityholders, page 25

17. Please revise the disclosure on page 25 about the shares owned by Mr. Scalise and the two beneficial owners to clarify whether the shares include the shares mentioned in the table on page 17.
Signatures, page 29

18. Below the first paragraph of text on the Signatures page, please include the name of the issuer. Below the second paragraph of text on the Signatures page, please have your principal executive officer, principal financial officer, principal accounting officer or controller, and majority of the board of directors sign the offering statement in their individual capacities.
Financial Statements
Note 7. Subsequent Events, page F-11

19. Please revise your disclosure to indicate the date through which subsequent events were evaluated. Refer to ASC 855-10-50-1a.
Exhibits

20. Please file as an exhibit the agreement mentioned in the last bullet point on page F-11. In addition, file as an exhibit the subscription agreement. In this regard, it appears from the last page of the agreement filed as exhibit 4.1 that the subscriptions will be accepted by the CEO of the company, "Bill Hodson." However, you disclose throughout the document that Peter Scalise is the CEO of the company.
21. Please have counsel revise the legal opinion filed as exhibit 12.1 to disclose the number of shares of common stock and the number of warrants in the units, and the number of shares of common underlying the warrants. In addition, please ensure that the opinion refers to the number of shares of common stock issued to the selling shareholders. In this regard, we note the reference in the opinion to the shares "will be validly issued, fully paid and non-assessable." However, you disclose on page 20 that the shares were issued on June
         18, 2020.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Peter Scalise
The3rdBevco Inc.
August 19, 2020
Page 6

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                            Sincerely,
FirstName LastNamePeter Scalise
                                                            Division of
Corporation Finance
Comapany NameThe3rdBevco Inc.
                                                            Office of
Manufacturing
August 19, 2020 Page 6
cc:       William R. Eilers, Esq.
FirstName LastName